Three Canal Plaza, Suite 600 Portland, ME 04101 P: 207-347-2000 F: 207-347-2100

November 12, 2009

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:           Forum Funds
File Nos. 2-67052 and 811-3023
Withdrawal of Forum Funds Registration Statement on Form N-14

Ladies and Gentleman:

On behalf of Forum Funds this filing is hereby made pursuant to Rule 477 under the Securities Act of 1933 to withdraw the N-14 filing made on October 13, 2009 (Accession Number 0000315774-09-000125). The reason for this withdrawal is to file a revised N-14.

If you have any questions concerning this filing, please do not hesitate to contact me at (207) 347-2030 or megan.koehler@atlanticfundadmin.com.

Sincerely,

/s/ Megan Hadley Koehler

Megan Hadley Koehler, Esq.
Atlantic Fund Administration, LLC

cc: Robert J. Zutz, Esq.
Francine J. Rosenberger, Esq.

Three Canal Plaza, Suite 600, Portland, ME 04101 | P:  207-347-2000 | F:  207-347-2100
www.atlanticfundadmin.com